OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-6805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2024 (MM/DD/YY) AND ENDING 05/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: World Capital Brokerage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1636 North Logan Street
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy E. Taggart	303-626-0631	fax@worldcapitalbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Ste. 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E Taggart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World Capital Brokerage, Inc, as of September 10, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA A BLUM
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024036975
MY COMMISSION EXPIRES NOVEMBER 14, 2026

Signature: [signature]

Title: President

Patricia A Blum
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Statement of Financial Condition
as of May 31, 2025

Filed in accordance with
Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and those charged with governance
World Capital Brokerage, Inc.

Opinion on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. (the Company) as of May 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
September 12, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2025

ASSETS		
Cash and cash equivalents	$	32,091
Investment scedurities, at market value (note 2)		2,613,751
Deposits with clearing organizations		25,000
Commissions receivable (note 5)		147,193
Accounts receivables - affiate (note 3)		244,814
Notes receivable - affilate (note 3)		60,509
Other assets		63,285
Total assets	$	3,186,643
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable		106,902
Accounts payable affilate (note 3)		8,043
Accounts payable affilate - Payroll (note 3)		5,325
Clearance Account		224
Commissions payable		161,944
Secured Notes payable		1,089,540
Income Tax payable		4,793
Deferred Tax Liability		391,405
Total liabilities	$	1,768,176
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding		24,500
Retained earnings		1,393,967
Total stockholder's equity		1,418,467
Total liabilities and stockholder's equity	$	3,186,643

See accompanying notes to financial statements.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2025

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities.   Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. The Company's method of accounting for income taxes conforms to *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company has reviewed the tax positions for the open tax years ending May 31, 2022 through May 31, 2025 and has determined that there are no significant uncertain tax positions that would require recognition in the financial statements.

CONCENTRATION OF CREDIT RISK
From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

STATEMENT OF CASH FLOWS
For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
MAY 31, 2025

ADOPTION OF ASU 2016-02 LEASES (TOPIC 842)
The company has adopted the ASU 2016-02 Leases (Topic 842). The company has elected to apply the short-term lease exception for our financial statements as we have a month-to-month lease. For Further details see Note 3.

2. **INVESTMENT SECURITIES**
On May 31, 2025, the Company's investment securities had an aggregate cost basis of $1,081,834 and a market value of $2,613,751 resulting in an unrealized gain of $1,531,917.

The Company follows a fair value hierarchy that distinguishes market data obtained from independent sources (observable inputs) and the Company's own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company's investments and are summarized in the following fair value hierarchy.
Level 1 – quoted prices in active markets for identical securities,
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc), and
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used, as of May 31, 2025, in valuing the Company's assets carried at fair value:

Industry	Level 1	Level 2	Level 3	Total
Equity				
Entertainment	$1,032,055	$ 0	$ 0	$1,032,055
Travel & Tourism	346,910	0	0	346,910
Life Insurance	230,946	0	0	230,946
Healthcare Plans	224,546	0	0	224,546
Clothing Manufacturing	200,291	0	0	200,291
Special Chemicals	172,229	0	0	172,229
Aerospace & Defense	122,820	0	0	122,820
Recreational Vehicles & Boats	72,387	0	0	72,387
Healthcare Providers & Services	68,291	0	0	68,291
Packaging & Containers	56,218	0	0	56,218
Total Equity	2,526,692	0	0	2,526,692
Equity Funds				
Mutual Funds	87,060	0	0	87,060
Total Equity Funds	87,060	0	0	87,060
Total Investment Securities	$2,613,751	$ 0	$ 0	$2,613,751

The Company recognizes transfers between levels of the last day of each fiscal reporting period.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
MAY 31, 2025

3. TRANSACTIONS WITH RELATED PARTIES

The Company, the Parent, Investment Research Corporation (IRC), the investment advisor for the Fund, American Growth Financial Services (FS), AGF Property Management Company (AVP), and Fidelity Leasing (FL) are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund, IRC, FS, AVP, and FL. As principal underwriter for the Fund, the Company received gross underwriting commissions and distribution fees of $3,042 for the twelve months ended May 31, 2025. The Company received $0 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. The Company was charged $44,050 by an affiliated company, which holds a month to month lease for the rental of office space. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management and amounted to $371,563.

During fiscal 2025, the company received $0 from related parties for property management services provided. The Company has a receivable due from related parties of $1,000 from the parent company, $243,813 from affiliated companies. The Company has a notes receivable due from related parties of $60,509 from IRC.The Company has a payable due to related parties of $8,043 to FL and $5,325 for payroll expenses.

4. MINIMUM NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. On May 31, 2025, the Company had net capital of $449,469 which was $199,469 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at May 31, 2025 was 3.0631 to 1.

5. COMMISSIONS RECEIVABLE

Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. INCOME TAXES

The provision for income taxes consists of the following:

Current Expense

Federal	$	-
State		-
Total	$	-

Deferred Expense

Federal	$	(8,841)
State		(1,916)
Total	$	(10,757)

The deferred tax liability results from unrealized appreciation of investments.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between June 1, 2025 and September 12, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.